UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-17434

DRAXIS Health Inc.

(Exact name of registrant as specified in its charter)

16751 Trans-Canada Highway,

Kirkland, Quebec H9H 4J4

(514) 630-7060

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

COMMON SHARES

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certificate or notice date:        0

On May 28, 2008, Registrant was acquired by Jubilant Acquisition Inc. (“Jubilant”) pursuant to a plan of arrangement. All holders of Common Shares of Registrant received for each share of Registrant’s Common Shares $6.00 in cash.  On that same date, Registrant amalgamated with and into Jubilant, and changed its name to DRAXIS Specialty Pharmaceuticals Inc. (“DSPI”). Accordingly, as of the date hereof, there are no holders of record of Common Shares of Registrant.

Pursuant to the requirements of the Securities Exchange Act of 1934, DSPI, successor to DRAXIS Health Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DRAXIS Specialty Pharmaceuticals, Inc.

Date:	June 10, 2008	/s/ Alida Gualtieri
General Counsel and Secretary